Via EDGAR

June 8, 2018

Ms. Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for HRG Group, Inc.
Registration Statement on Form S-4 (File No. 333-224209)

Dear Ms. Ravitz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), HRG Group, Inc. (the “Registrant”) hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 9 a.m. Eastern Time on Tuesday, June 12, 2018, or as soon as practicable thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with Davis Polk & Wardwell LLP.

June 8, 2018

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John H. Butler at Davis Polk & Wardwell LLP via telephone at (212) 450-4083 or via e-mail at john.butler@davispolk.com.

Sincerely,

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Executive Vice President, Chief Operating Office and General Counsel

cc:	John H. Butler, Esq.